Teva Announces FDA Approval of QVAR® RediHaler™ (Beclomethasone Dipropionate HFA)
Inhalation Aerosol

Maintenance Treatment Option Designed to Eliminate the Need for Hand-Breath Coordination During
Inhalation

JERUSALEM, August 7, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has approved QVAR® RediHaler™ (beclomethasone dipropionate HFA) inhalation aerosol, a breath-actuated inhaler for the maintenance treatment of asthma as a prophylactic therapy in patients 4 years of age and older. QVAR® RediHaler™ is not indicated for the relief of acute bronchospasm. The product is expected to become commercially available in both 40mcg and 80mcg strengths to patients by prescription during the first quarter of 2018.

QVAR® RediHaler™ differs from conventional metered-dose inhalers (MDIs) as it delivers medication via a breath-actuated MDI, eliminating the need for hand-breath coordination during inhalation. QVAR® RediHaler™ administers the same active drug ingredient found in QVAR® (beclomethasone dipropionate HFA) Inhalation Aerosol, with a different mode of delivery. In addition, QVAR® RediHaler™ is designed to be used without shaking or priming. It should not be used with a spacer or volume holding chamber.

“When working to manage asthma on a daily basis, proper administration of medication is of paramount importance,” said Dr. Warner W. Carr, MD, Associate Medical Director of Southern California Research at Allergy and Asthma Associates of Southern California Medical Group in Mission Viejo, California. “However, research has indicated that approximately 76 percent of patients still struggle to use their MDI inhalers correctly1, thus placing them at increased risk for asthma exacerbations. From a clinical perspective, QVAR® RediHaler™ is a much-needed treatment option for these patients who may be experiencing continued difficulty with hand-breath coordination.”

“It’s important that we uncover new opportunities to take longstanding, clinically effective medications, such as QVAR®, and incorporate them into device technologies that may help address key ongoing issues for patients, including inhaler technique,” said Tushar Shah, MD, Head, Late Stage Development at Teva Pharmaceuticals. “The FDA approval of QVAR® RediHaler™ brings to market inhaler technology aimed at enabling patients to more accurately administer the medication and ensuring they are receiving a proper dose with each inhalation.”

QVAR® MDI with dose counter, the currently available form of QVAR®, was originally approved by the FDA in 2014. Teva plans to discontinue sales of this current QVAR® MDI formulation upon the launch of QVAR® RediHaler™ in the first quarter of 2018. Patients and caregivers are encouraged to speak with a healthcare professional about how this transition may impact their current treatment plan.

This approval is supported by Teva’s clinical development program for QVAR® RediHaler™, which includes data from one Phase I and four Phase III studies that evaluated the safety and efficacy of the product in asthma patients ages four years and older.

Indication
QVAR® RediHaler™ (beclomethasone dipropionate HFA) Inhalation Aerosol is indicated for the maintenance treatment of asthma as prophylactic therapy in patients 4 years of age or older.

Important Limitation of Use: QVAR RediHaler Inhalation Aerosol is NOT indicated for the relief of acute bronchospasm.

Important Safety Information

Contraindications: QVAR RediHaler is contraindicated in:

•	Primary treatment of status asthmaticus or other acute episodes of asthma where intensive measures are required

•	Patients with known hypersensitivity to beclomethasone dipropionate or any of the ingredients in QVAR RediHaler

Localized infections: Infections with Candida albicans have occurred in the mouth and pharynx in some patients receiving QVAR RediHaler. Advise rinsing of mouth with water without swallowing after use. If oropharyngeal candidiasis develops, QVAR RediHaler may need to be temporarily interrupted under close medical supervision
Deterioration of asthma and acute episodes: Do not use QVAR RediHaler for the relief of acute symptoms. Instruct patients to contact their physician immediately if episodes of asthma that are not responsive to bronchodilators occur during the course of treatment with QVAR RediHaler
Transferring Patients from Systemic Corticosteroid Therapy: Particular care is needed in patients who are transferred from systemically active corticosteroids to QVAR RediHaler because deaths due to adrenal insufficiency have occurred in asthmatic patients during and after transfer from systemic corticosteroids to less systemically available inhaled corticosteroids. Taper patients slowly from systemic corticosteroids if transferring to QVAR RediHaler
Immunosuppression: Patients who are on drugs that suppress the immune system, such as corticosteroids, are more susceptible to infections than healthy individuals and should avoid exposure to chicken pox or measles. Inhaled corticosteroids should be used with caution, if at all, in patients with active or quiescent tuberculosis infection of the respiratory tract; untreated systemic fungal, bacterial, parasitic, or viral infections; or ocular herpes simplex
Paradoxical Bronchospasm: Inhaled corticosteroids may produce inhalation-induced bronchospasm with an immediate increase in wheezing after dosing that may be life-threatening. If this occurs with QVAR RediHaler, it should be treated immediately with an inhaled, short-acting bronchodilator. Treatment with QVAR RediHaler should be discontinued and alternate therapy instituted
Hypersensitivity reactions: Hypersensitivity reactions, such as urticaria, angioedema, rash, and bronchospasm, may occur after administration of QVAR RediHaler. Discontinue QVAR RediHaler if such reactions occur
Hypercorticism and Adrenal Suppression: It is possible that systemic corticosteroid effects such as hypercorticism and adrenal suppression may appear in a small number of patients, particularly at higher than recommended doses. If such changes occur, reduce the QVAR RediHaler dose slowly, consistent with accepted procedures for reducing systemic corticosteroids and for management of asthma symptoms
Effects on Growth: Orally inhaled corticosteroids, including QVAR RediHaler, may cause a reduction in growth velocity when administered to pediatric patients. Routinely monitor the growth of pediatric patients receiving QVAR RediHaler. To minimize the systemic effects, titrate to the lowest dosage that effectively controls symptoms
Reduction in Bone Mineral Density (BMD): Decreases in bone mineral density have been observed with long-term administration of products containing inhaled corticosteroids. Patients with major risk factors for decreased bone mineral content should be monitored and treated with established standards of care
Eye Disorders: Glaucoma, increased intraocular pressure, blurred vision and cataracts have been reported following the long-term administration of inhaled corticosteroids. Therefore, close monitoring is warranted in patients with a change in vision or with a history of increased intraocular pressure, blurred vision, glaucoma, and/or cataracts
Adverse Reactions: Most common adverse reactions (incidence >3% and >placebo) include oral candidiasis, upper respiratory tract infection, nasopharyngitis, allergic rhinitis, oropharyngeal pain and sinusitis.

Please click here for full Prescribing Information: http://www.qvarredihaler.com/pdf/PI.pdf
A copy may be requested from the US Medical Information Contact Center for Teva Specialty Medicines at 888-4-TEVA-RX (888-483-8279) and USMedInfo@tevapharm.com or Teva’s Public Relations or Investor Relations contacts.

About Teva Respiratory
Teva Respiratory develops and delivers treatment options for respiratory conditions, including asthma, COPD and allergic rhinitis. The Teva Respiratory portfolio is centered on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-actuated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding QVAR® RediHaler™, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the potential benefits and uncertainty of commercial success of QVAR® RediHaler™;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; challenges inherent in product research and development, uncertainty of clinical success and obtaining regulatory approvals as well as our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks; and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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1.	American Thoracic Society, Rescue Inhaler Study: New Approach Increases Mastery of Life-Saving Technique, March 18, 2016. Available at: https://www.thoracic.org/about/newsroom/press-releases/journal/rescue-inhaler-study-new-appr oach-increases-mastery-of-life-saving-technique.php. Accessed on May 25, 2016.